April 18, 2008

Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

RE: GateHouse Media, Inc.
        Form 10-K for the fiscal year ended December 31, 2006
        Form 10-K for the fiscal year ended December 31, 2007
        File No. 001-33091

Dear Mr. Reed:

We have reviewed your response letter dated March 14, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Michael E. Reed
GateHouse Media, Inc.
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy Disclosure

Goodwill and Long-lived Assets, page 49

1. We note your response to our comment 1 and your disclosures included on page 49, 54, 60, 80, and 81. In addition to the disclosures currently provided, please expand your disclosures in future filings to include the following:

   - The changes made to your significant assumptions used in your December 31, 2007 impairment analysis as compared to those used in the June 30, 2007 impairment analysis, which resulted in the fourth quarter goodwill and masthead impairment charges of approximately $201.5 million and $24.5 million, respectively.
   - The nature and time of the facts and circumstance that resulted in the changes made to your significant assumptions in your December 31, 2007 impairment analysis from those used in the June 30, 2007 impairment analysis.
   - Whether it is reasonably possible that there may be future goodwill and / or masthead intangible assets impairment charges and an estimate or range in estimate of the possible impairment charges.

   Additionally, we note from your response to our prior comment 1 that the goodwill and masthead for the Copley Press, Inc. (Copley) and Gannett Co., Inc (Gannet) reporting units were impaired in the fourth quarter ended December 31, 2007. In light of the fact that you acquired Copley and Gannett on April 11, 2007 and May 7, 2007, respectively, (less than a year before impairing goodwill and indefinite lives assets) please tell us and disclose in future filings the facts and circumstance that occurred between the above acquisition dates and December 31, 2007 that caused the decrease in your reporting unit fair-value for Copley and Gannet at December 31, 2007. Please provide similar disclosure for any other acquisitions, which occurred in fiscal 2007 and incurred a goodwill or masthead impairment charge in the quarter ended December 31, 2007.

Pro forma, page 49
Results of Operations, page 53

2. We note from your disclosure in MD&A that you have only provided a discussion of your results of operations based on pro forma information. Please note that Item 303 of Regulation S-K requires a discussion of your results of operations based on the historical financial statements included in your filing, and comparisons other than those of the historical financial information may generally be provided as supplemental information. If it is determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and enhances the discussion, then the pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the transaction that has had the significant impact on comparability. In this regard, please revise your MD&A discussion in future filings so that you provide tables and disclosures that bridge the gap between your historical financial information and the pro forma financial information included in your MD&A discussion for the periods presented. Typically the presentation of a complete set of pro forma financial statements in accordance with Article 11 of Regulation S-X will be necessary in order to facilitate an understanding of the basis of the information being discussed. Pro forma financial statements shall ordinarily be in columnar form showing historical statements, pro forma adjustments, and the pro forma results. All pro forma adjustments should be referenced to notes, which clearly explain the assumptions involved. Please revise your filing accordingly.

Non-GAAP Financial Measures, page 64

3. We note your response to our prior comment 2, where you state that you will provide in future filings clear and robust disclosure as to the reasons why you consider unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt to be financing /interest type items rather than recurring items. It appears from your 10-K for the fiscal year ended December 31, 2007 filed on March 17, 2008 that you have not provided such disclosure. In this regard, please confirm that you will comply in future filings with this comment and provide us with your proposed disclosure. We expect that you fully comply with this comment in your next Form 10-Q.

4. Also, reference is made to your statement on page 65 in the first paragraph under the heading "Limitations of Adjusted EBITDA." You continue to disclose extinguishment of debt activities as "non-recurring" rather than as financing / interest type items consistent with your response to our prior comment 2. Please revise accordingly.

Michael E. Reed
GateHouse Media, Inc.
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark R. Thompson, Chief Financial Officer
(585) 248-2631